RULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

PINGCHUAN PHARMACEUTICAL, INC.

131 Shizi Street, Nangang District

Harbin, Heilongjiang F4, P.R. China

This report is furnished by the Board of Directors of Pingchuan Pharmaceutical, Inc., a North Caroliina corporation (“Pingchuan Pharmaceutical”), to the holders of its common stock, $.001 par value.  Information in this report regarding Infolink Pacific Limited, Shandong Zhouyuan Seed and Nursery Co., Ltd. (“Shandong Zhouyuan”) and the five individuals nominated to join the Pingchuan Pharmaceutical Board of Directors has been provided to Pingchuan Pharmaceutical by Shandong Zhouyuan.

On January 30, 2007 Pingchuan Pharmaceutical acquired all of the outstanding capital stock of Infolink Pacific Limited.  Infolink Pacific Limited is a holding company that owns a beneficial interest in 60% of the registered capital of Shandong Zhouyuan, a corporation organized under the laws of The People’s Republic of China.  Shandong Zhouyuan is engaged in the business of developing and distributing agricultural seeds in the People’s Republic of China.  In exchange for the Infolink Pacific Limited shares, Pingchuan Pharmaceutical issued to the shareholders of Infolink Pacific Limited 55,000,000 shares of its common stock.

Pursuant to the terms of the Share Exchange Agreement, the present members of the Board of Directors have elected to the Board five designees of Infolink Pacific Limited, who are named below.  The election will be effective ten days after Pingchuan Pharmaceutical mails this information statement to its record shareholders.

This report is provided for information purposes only.  We are not soliciting proxies in connection with the matters described in this report.  You are not requested to respond to this report in any way.

This report will first be mailed to the shareholders of Pingchuan Pharmaceutical on or about February 8, 2007.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Upon completion of the Share Exchange, there were 66,999,401 shares of Pingchuan Pharmaceutical common stock issued and outstanding.  No other equity securities issued by Pingchuan Pharmaceutical are outstanding.  The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of the date of this Report by the following:

•

each shareholder known by us to own beneficially more than 5% of our common stock;

•

Wang Zhigang, who will become our Chief Executive Officer when the new Board of Directors is seated

•

each of the individuals who will be members of our Board of Directors when the new Board of Directors is seated; and

•

all of the individuals who will be directors and executive officers when the new Board of Directors is seated, calculated as a group.

Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below have sole voting power and investment power with respect to their shares, subject to community property laws where applicable.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.

                             Amount and Nature

Name and Address

of Beneficial

Percentage

of Beneficial Owner(1)

Ownership(2)

 of Class

Wang Zhigang

  3,050,300

    4.6%

Wang Zhicheng

  128,000

    0.2%

Daoqi Jiang

            0

       --

Chi Ming Chan

0

       --

Sanncy Zeng

0

       --

All officers and directors

    (5 persons)

  3,178,300

    4.7%

Hu Zhanwu

  6,092,950

    9.1%

131 Shizi Street, Nangang District

Harbin Heilongjiang F4

P.R. China 150000

________________________________

(1)    Except as otherwise noted, the address of each shareholder is c/o Shandong Zhouyuan Seed and Nursery Co., Ltd., 238 East Jian Xin Street, Lai Zhou City, Shandong Province, P.R. China.

(2)    Except as otherwise noted, all shares are owned of record and beneficially.

NEW MEMBERS OF THE BOARD OF DIRECTORS

Ten days after this Report is mailed to the Pingchuan Pharmaceutical shareholders of record, the election to the Board of the five individuals named below will become effective.  The Board will then elect Wang Zhigang to serve as Pingchuan Pharmaceutical’s Chief Executive Officer and Chief Financial Officer.  Information regarding the five new members of the Board of Directors follows:

Name	Age	Position with the Company	Director Since
Wang Zhigang	44	Chairman, Chief Executive Officer,	2007
		Chief Financial Officer
Wang Zhicheng	40	Director	2007
Daoqi Jiang	64	Director	2007
Chi Ming Chan	45	Director	2007
Sanncy Zeng	37	Director	2007

All directors hold office until the next annual meeting of our shareholders and until their successors have been elected and qualify.  Officers serve at the pleasure of the Board of Directors.

Wang Zhigang.  Mr. Wang founded Zhouyuan in 2001 and has been employed as its Chairman and

General Manager since then.  Mr. Wang was awarded a degree in Agriculture by The Shandong Agriculture University in 1997.  In 1992 he was awarded a degree in Vegetable Protection by The Nanjing Agriculture University.

Wang Zhicheng.   Mr. Wang has been employed by Zhouyuan since 2002, initially as Manager and then as General Manager.  In 1986 Mr. Wang was awarded a degree in Civil Engineering by The Shandong Agriculture Project College.

Daoqi Jiang.  Since 1990 Mr. Daoqi has been the Director of the Information Centre of the Legislative Affairs Office of the State Council for the People’s Republic of China.  From 1978 to 1990 Mr. Daoqi was employed as Senior Engineer and Project Director with responsibility for economic forecasting and District programming for the National Development and Reform Commission.  In 1964 Mr. Daoqi was awarded a B.A. in Mathematics by the Anhui Normal University.

Chi Ming Chan.  Since 2003 Mr. Chan has been employed by China World Trade Corporation (OTC Bulletin Board:  CWTD), initially as General Manager and now as Chief Executive Officer.  China World Trade Corporation is engaged in trade agency and investment consulting for Chinese businesses.  From 2000 to 2001 Mr. Chan was employed as Chief Executive Officer of Asia Information Source Holding Company, which provided online business information.  In 1991 Mr. Chan was awarded a Masters Degree in Law by the University of Lancaster.  In 1987 he was awarded a Masters Degree in Physics by the Chinese University of Hong Kong.

Sanncy Zeng.  Since 2004 Ms. Zeng has been employed as Financial Controller by the General Business Network (Guangzhou) Ltd., which markets value-added telecommunications services.  From 2001 to 2004 Ms. Zeng was employed as Financial Controller by Fenet Roystone Software Co., Ltd. which was involved in information technology and software development.  In 1993 Ms. Zeng was awarded a Bachelors Degree in Economics

Nominating and Audit Committee

The Board of Directors will not have an audit committee or a nominating committee immediately after the closing of the merger, due to the small size of the Board.  The Board will also not have an “audit committee financial expert,” due to the fact that no member of the Board will have extensive experience with accounting principles generally accepted in the United States.

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures.

Executive Compensation

The table below itemizes the compensation paid to Wang Zhigang and Wang Zhicheng by Shandong Zhouyuan for services during the past three years.  There was no officer of Shandong Zhouyuan whose salary and bonus for services rendered during the year ended December 31, 2006 exceeded $100,000.  Neither Pingchuan Pharmaceutical nor Infolink Pacific Limited nor Shandong Zhouyuan has paid or committed to pay any amounts to any of the other three new members of the Board of Directors.

Year

      Salary

Wang Zhigang  ..............

2006

   $  1,667

2005

       1,667

2004

       1,667

Year

      Salary

Wang Zhicheng.............

2006

   $   1,543

2005

        1,543

2004

        1,543

Shandong Zhouyuan has committed to pay to each of Wang Zhigang and Wang Zhicheng one percent of its net income during any year in which he serves as an officer of Shandong Zhouyuan.

Related Party Transactions

None of the five new members of the Board of Directors engaged in any transaction with Pingchuan Pharmaceutical, Infolink Pacific Limited or Shandong Zhouyuan during the past three fiscal years that had a transaction value in excess of $60,000.

RETIRING BOARD OF DIRECTORS

The following table lists certain information regarding the individuals who are currently the officers and directors of the Company:

             Director

Name

Age

Position with the Company

Since

Yao Qitai

49

Chairman, Chief Executive

Officer, Director

2004

Gao Xichen

39

Vice President, Director

2004

Zhang Jundong

38

Director

2004

Zhang Chunman

45

President, Chief Financial Officer

    --

Directors hold office until the annual meeting of the Company’s stockholders and the election and qualification of their successors.  Officers hold office, subject to removal at any time by the Board, until the meeting of directors immediately following the annual meeting of stockholders and until their successors are appointed and qualified.

Yao Qitai.  Mr. Yao joined Hu Zhanwu in organizing Heilongjiang Pingchuan in 2001, and has served as its Chief Executive Officer since that date.  Mr. Yao replaced Mr. Hu as Chairman in 2006.  For more than the past five years, Mr. Yao has been employed by Harbin Pingchuan Pharmaceutical, with responsibilities for product manufacturing, marketing, and strategic planning.  Mr. Yao has a degree in finance from the Harbin Technology University.

Gao Xichen.  Mr. Gao has been employed since 2004 as Vice General Manager of Harbin Pingchuan Pharmaceutical, with responsibilities in research and product development.  Prior to joining Harbin Pingchuan Pharmaceutical, Mr. Gao was employed for over three years as an administrator in the Medicine Management Office of the SongHuaJiang Transportation Bureau of the Harbin Economy and Trading Committee, where he was responsible for analysis and management in connection with the medical industry.  Mr. Gao has a degree in engineering from Heilongjiang University.

Zhang Jundong.  Mr. Zhang has been employed for over five years by Heilongjiang Pingchuan as its Production Supply Department Manager.

Zhang Chunman.  Mr. Zhang has been employed since 2004 as the Chief Financial Officer of Heilongjiang Pingchuan.  In 2006 Mr. Zhang added the role of President.  From 2003 to 2004, Mr. Zhang was the Financial Manager for Harbin Lingfeng Medicine, Inc., a pharmaceutical company.  From 2001 to 2003, Mr. Zhang was employed as Financial Manager for the Heilongjiang Supply and Sales Cooperation Foreign Trade Company.

Audit Committee

The Board of Directors has not appointed an Audit Committee.  The Board of Directors does not have an audit committee financial expert.  The Board of Directors has not been able to recruit an audit committee financial expert to join the Board of Directors because the Company’s management is entirely located in China.

Code of Ethics

The Company does not have a written code of ethics applicable to its executive officers.  The Board of Directors has not adopted a written code of ethics because there are so few members of management.

Section 16(a) Beneficial Ownership Reporting Compliance

None of the officers, directors or beneficial owners of more than 10% of the Company’s common stock failed to file on a timely basis the reports required by Section 16(a) of the Exchange Act during the year ended December 31, 2006.

Executive Compensation

The following table sets forth all compensation awarded to, earned by, or paid by Pingchuan Pharmaceutical and its subsidiary to Yao Qitai, its Chief Executive Officer, for services rendered in all capacities to the Company during the years ended December 31, 2006, 2005 and 2004.  There were no other executive officers whose total salary and bonus for the fiscal year ended December 31, 2006 exceeded $100,000.

Compensation

Year

Salary

Yao Qitai

2006

$39,000

2005

$39,000

2004

$0

Employment Agreements

All of our employment arrangements with our executives are on an at will basis.

Equity Grants

The Company’s Chief Executive Officer did not receive any equity grants during the year ended December 31, 2006 and did not hold any stock options or other derivative securities on December 31, 2006.

Remuneration of Directors

None of the members of the Board of Directors receives remuneration for service on the Board.

February 8, 2007

By Order of the Board of Directors:

Yao Qitai, Chairman